Exhibit 99.1

Zepp Health Corporation Reports Third Quarter 2022 Unaudited Financial Results

BEIJING, November 21, 2022 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of RMB1.2 billion (US$169.5 million); a GAAP diluted net loss per share of RMB0.07 (US$0.01); and a GAAP diluted net loss per ADS of RMB0.28 (US$0.04) for the third quarter ended September 30, 2022. Each ADS represents four Class A ordinary shares.

“While challenging macro dynamics persist, we further improved our top line on a quarter-over-quarter basis and restored growth in sales of our self-branded products in the third quarter, thanks to our unremitting efforts in product innovation as well as our strong channel and go-to-market capabilities. For example, in the North American market, we saw revenue growth of 23% year-over-year and 54% quarter-over-quarter,” said Wang Huang, Chairman and CEO of Zepp Health. “We are also encouraged by the initial launch of Zepp Clarity, our hearing aid product line, and Zepp Aura, our personal AI composer service for improving sleep quality. These launches represent important milestones in our expansion into the healthcare service sector, which we believe will usher in a new phase of growth for Zepp. Leveraging our proprietary and evolving Zepp Digital Health Management Platform, we remain confident in our ability to create and deliver new, innovative fitness and healthcare products and services, helping more users live a healthy life.”

Chief Financial Officer Leon Deng added, “Amid global economic and geopolitical uncertainties and prolonged pandemic-related impacts on our operations, our third quarter revenues came in at RMB1.2 billion, in line with our previous guidance and down 24.9% year-over-year. However, we are pleased to see that for the first time this year we logged revenue growth of 4.2% year-over-year and 35.6% quarter-over-quarter in our self-branded products owing to our upgraded and expanded self-branded product portfolio. Moreover, as we continued to enhance our operational efficiency with streamlined organization and disciplined expense control, our reported net loss for the quarter narrowed to RMB17.1 million and adjusted net loss narrowed sequentially to RMB8.8 million, despite severance payment of RMB10 million. Our cash position remains strong, with RMB1.01 billion in cash, cash equivalents and restricted cash, while our inventory decreased further compared with the end of last quarter. Looking to the future, cost structure optimization remains our primary focus. With more disciplined cost reduction measures and ROI-based operations, we will strive to return to profitability to create incremental shareholder value.”

Third Quarter 2022 Financial Summary

	For the Three Months Ended		For the Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
GAAP in millions, except for percentages and per-share/ADS amounts	2022	2021[1]	2022	2021[1]
Revenue RMB	1,205.8	1,606.1	3,071.1	4,588.5
Revenue US$	169.5	249.3	431.7	712.1
Gross margin	19.1%	20.2%	18.9%	21.5%
Net income/(loss) attributable to Zepp Health Corporation RMB	(17.1)	49.3	(212.8)	101.5
Adjusted net income/(loss) attributable to Zepp Health Corporation RMB[2]	(8.8)	65.5	(178.9)	168.9
Diluted net income/(loss) per share RMB	(0.07)	0.19	(0.86)	0.38
Diluted net income/(loss) per ADS US$	(0.04)	0.11	(0.48)	0.24
Adjusted diluted net income/(loss) per share RMB[3]	(0.04)	0.25	(0.72)	0.64
Adjusted diluted net income/(loss) per ADS US$	(0.02)	0.15	(0.41)	0.40
Units shipped in millions	5.8	9.9	15.8	27.8

1 The US$ numbers in 2021 are referenced with the prior 6-K disclosures, translations of which are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate for September 30, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Adjusted diluted net income/(loss) is the abbreviation of adjusted net income/(loss) attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share- based compensation expenses attributable to Zepp Health Corporation and is used as the numerator in the computation of adjusted basic and diluted net income/(loss) per ADS attributable to Zepp Health Corporation.

Third Quarter 2022 Financial Results

Revenues

Total units shipped in the third quarter of 2022 decreased by 41.4% year-over-year to 5.8 million, compared with 9.9 million in the third quarter of 2021. This was mainly caused by a 50.0% shipment decrease in Mi Band.

Revenues for the third quarter of 2022 reached RMB1.2 billion (US$169.5 million), a decrease of 24.9% from the third quarter of 2021. Revenues generated from Xiaomi products and self-branded products were RMB560.7 million and RMB645.1 million, respectively. The decrease in total revenues was mainly driven by a 43.2% decline in sales of Mi Band. Our self-brand product sales increased by 4.2% from the third quarter of 2021 and increased by 35.6% compared with the second quarter of this year. We have launched Amazfit Trex 2, GTR 4, GTS 4, GTS 4 mini and Bip U Pro, which we expect may gain traction during the quarter of holiday season.

Impact of COVID-19 and Russia-Ukraine Conflict on Our Business

The duration and impact of the pandemic remains unpredictable.

Meanwhile, the continued conflict between Russia and Ukraine affected demand for and sales of Xiaomi wearable products and our self-branded products in the affected regions. As Europe is one of the biggest sales regions for the Company, the conflict also affected freight costs, consumer confidence in Europe and the value of the Euro. Currently, the situation does not have a material adverse impact on the Company.

Gross Margin

Gross margin in the third quarter of 2022 was 19.1%, 1.1 percentage points lower than the same period of 2021 (20.2%) and 1.2 percentage points higher than the second quarter of 2022 (17.9%). The third quarter’s lower margin was driven by higher freight costs and clearance of previous-generation products and was partially offset by higher gross margin from new-product introductions. We plan to balance ocean versus air shipments to lower freight costs as we see ocean fee rates declining in the shipping industry.

Research and Development

Research and development expenses in the third quarter of 2022 were RMB127.4 million, an increase of 17.2% year-over-year. This comprised 10.6% of revenues, versus 6.8% for the same period last year. The increase was mainly driven by the decrease in compensation from government subsidies during the same period. Excluding the factors above, R&D expenses remained slightly down versus the third quarter of 2021 due to our strict product development cost management.

Selling and Marketing

Selling and marketing expenses in the third quarter of 2022 were RMB123.9 million, an increase of 36.5% year-over-year. This comprised 10.3% of revenues, compared with 5.6% of revenue for the same period in 2021. The increase was due to higher promotion costs in our main online platforms and our investments in retail channels.

General and Administrative

General and administrative expenses were RMB52.7 million in the third quarter of 2022, a decrease of 14.8% year-over-year. This comprised 4.4% of revenues, compared with 3.9% in the same period in 2021, and was largely attributable to lower share-based compensation expenses.

Operating Expenses

Total operating expenses for the third quarter of 2022 were RMB303.9 million, an increase of 16.3% year-over-year, which accounted for 25.2% of revenues for the period, as compared with 16.3% in the third quarter of 2021. Besides, the Company conducted personnel optimization and disbursed RMB9.9 million for severance packages in this quarter to further streamline the expenses.

Operating Income/(Loss)

Operating loss for the third quarter of 2022 was RMB73.3 million, compared with operating income of RMB62.5 million for the same period in 2021. The loss was mainly caused by lower revenue scale. Although revenue showed growth recovery from quarter to quarter, it could not cover fixed operating expenses in full. Still, operating loss narrowed compared with the two previous quarters, which were RMB110.6 million in Q2 2022 and RMB155.4 million in Q1 2022.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the third quarter of 2022 was RMB17.1 million, compared with RMB49.3 million net income in the third quarter of 2021.

Liquidity and Capital Resources

As of September 30, 2022, the Company had cash and cash equivalents and restricted cash of RMB1,005.7 million (US$141.4 million), compared with RMB997.1 million as of June 30, 2022 and RMB1,509.5 million as of December 31, 2021.

The Company continued to manage its working capital and inventory more efficiently and realized lower inventory levels at RMB1,375.1 million. The Company is seeking to reduce the inventory by year-end to a level at or below that of the end of 2021.

Share Repurchase Program Update

The Company previously announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million. As of September 30, 2022, the Company had used US$9.2 million to repurchase 2,385,659 ADSs. On November 21, the board authorized the Company to extend its share repurchase program over the next twelve months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of American depositary shares and/or the ordinary shares through November 2023 with an aggregate value of the remaining balance under the share repurchase program. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the fourth quarter of 2022, the Company’s management currently expects net revenues to be between RMB1.1 billion and RMB1.35 billion, compared with RMB1.66 billion in the fourth quarter of 2021.

This outlook reflects continued uncertainty pertaining to the potential effects of the COVID-19 pandemic on sales and on electronic component delays, as well as the expected sales seasonality of both self-branded and Xiaomi products. It is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 7:30 a.m. Eastern Time on Monday, November 21, 2022 (8:30 p.m. Beijing Time on November 21, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until November 28, 2022 by dialing:

US Toll Free:   +1-877-344-7529

International:   +1-412-317-0088

Replay Passcode: 6816541

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company’s mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 36 million units in 2021. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss) and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in RMB. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate for September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,468,499	940,509	132,215
Restricted cash	41,040	65,231	9,170
Term deposit	5,000	5,000	703
Accounts receivable, net	537,084	586,697	82,477
Amounts due from related parties	295,614	270,192	37,983
Inventories, net	1,249,327	1,375,119	193,311
Short-term investments	19,351	38,010	5,343
Prepaid expenses and other current assets	315,038	175,524	24,672
Total current assets	3,930,953	3,456,282	485,874

Property, plant and equipment, net	133,873	110,570	15,544
Intangible asset, net	135,582	128,873	18,117
Goodwill	61,055	68,153	9,581
Long-term investments	1,552,591	1,713,385	240,864
Deferred tax assets	143,419	239,770	33,706
Other non-current assets	19,593	24,717	3,475
Operating lease right-of-use assets	108,435	79,319	11,150
Total assets	6,085,501	5,821,069	818,311

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,317,306	803,584	112,966
Advance from customers	4,230	2,211	311
Amount due to related parties	50,123	66,389	9,333
Accrued expenses and other current liabilities	316,083	210,928	29,652
Income tax payables	2,595	41,787	5,874
Notes payable	103,795	254,228	35,739
Short-term bank borrowings	358,000	717,000	100,794
Total current liabilities	2,152,132	2,096,127	294,669
Deferred tax liabilities	26,909	38,928	5,472
Long-term borrowings	726,851	688,063	96,726
Other non-current liabilities	175,053	173,510	24,392
Non-current operating lease liabilities	71,117	40,940	5,755
Total liabilities	3,152,062	3,037,568	427,014

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
Equity
Ordinary shares	159	159	22
Additional paid-in capital	1,641,544	1,675,686	235,564
Treasury stock	(21,798)	(58,918)	(8,283)
Accumulated retained earnings	1,271,171	1,018,396	143,164
Accumulated other comprehensive income	29,271	135,584	19,060
Total Zepp Health Corporation shareholders’ equity	2,920,347	2,770,907	389,527
Noncontrolling interests	13,092	12,594	1,770
Total equity	2,933,439	2,783,501	391,297
Total liabilities and equity	6,085,501	5,821,069	818,311

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Revenues	1,606,057	1,205,793	169,508
Cost of revenues	(1,282,308)	(975,106)	(137,078)
Gross profit	323,749	230,687	32,430

Operating expenses:
Selling and marketing	(90,703)	(123,850)	(17,411)
General and administrative	(61,908)	(52,715)	(7,411)
Research and development	(108,663)	(127,382)	(17,907)
Total operating expenses	(261,274)	(303,947)	(42,729)
Operating income/(loss)	62,475	(73,260)	(10,299)

Other income and expenses:
Interest income	3,573	3,268	459
Interest expense	(13,490)	(15,098)	(2,122)
Other income, net	1,742	38,269	5,380
Loss from fair value change of long-term investment	-	(7,411)	(1,042)
Income/(Loss) before income tax and income from equity method investment	54,300	(54,232)	(7,624)
Income tax (expense)/benefits	(6,229)	33,606	4,724
Income/(Loss) before income from equity method investments	48,071	(20,626)	(2,900)
Net income from equity method investments	996	3,409	479
Net Income/(loss)	49,067	(17,217)	(2,421)
Less: Net loss attributable to noncontrolling interest	(278)	(127)	(18)
Net income/(loss) attributable to Zepp Health Corporation	49,345	(17,090)	(2,403)
Net income/(loss) per share attributable to Zepp Health Corporation
Basic income/(loss) per ordinary share	0.20	(0.07)	(0.01)
Diluted income/(loss) per ordinary share	0.19	(0.07)	(0.01)

Net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.78	(0.28)	(0.04)
ADS – diluted	0.74	(0.28)	(0.04)

Weighted average number of shares used in computing net income/(loss) per share
Ordinary share – basic	252,495,778	245,116,812	245,116,812
Ordinary share – diluted	266,301,240	245,116,812	245,116,812

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Net income/(loss) attributable to Zepp Health Corporation	49,345	(17,090)	(2,403)
Share-based compensation expenses	16,131	8,246	1,159
Adjusted net income/(loss) attributable to Zepp Health Corporation[2]	65,476	(8,844)	(1,244)

Adjusted net income/(loss) per share attributable to Zepp Health Corporation
Adjusted basic income/(loss) per ordinary share	0.26	(0.04)	(0.01)
Adjusted diluted income(loss) per ordinary share	0.25	(0.04)	(0.01)

Adjusted net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.04	(0.14)	(0.02)
ADS – diluted	0.98	(0.14)	(0.02)

Weighted average number of shares used in computing adjusted net income/(loss) per share
Ordinary share – basic	252,495,778	245,116,812	245,116,812
Ordinary share – diluted	266,301,240	245,116,812	245,116,812

Share-based compensation expenses included are follows:
Selling and marketing	291	879	124
General and administrative	9,036	2,172	305
Research and development	6,804	5,195	730
Total	16,131	8,246	1,159

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Revenues	4,588,461	3,071,131	431,733
Cost of revenues	(3,603,471)	(2,489,861)	(350,019)
Gross profit	984,990	581,270	81,714

Operating expenses:
Selling and marketing	(286,176)	(335,210)	(47,123)
General and administrative	(193,641)	(182,570)	(25,665)
Research and development	(421,297)	(402,781)	(56,622)
Total operating expenses	(901,114)	(920,561)	(129,410)
Operating income/(loss)	83,876	(339,291)	(47,696)

Other income and expenses:
Interest income	13,826	7,963	1,119
Interest expense	(30,480)	(40,891)	(5,748)
Other income, net	4,027	44,334	6,232
Gain from fair value change of long-term investment	-	32,889	4,623
Investment income	13,507	-	-
Income/(Loss) before income tax and income from equity method investment	84,756	(294,996)	(41,470)
Income tax (expense)/benefits	(10,238)	63,371	8,909
Income/(Loss) before income from equity method investments	74,518	(231,625)	(32,561)
Net income from equity method investments	26,289	18,367	2,582
Net income/(loss)	100,807	(213,258)	(29,979)
Less: Net loss attributable to noncontrolling interest	(681)	(498)	(70)
Net income/(loss) attributable to Zepp Health Corporation	101,488	(212,760)	(29,909)
Net income/(loss) per share attributable to Zepp Health Corporation
Basic income/(loss) per ordinary share	0.40	(0.86)	(0.12)
Diluted income/(loss) per ordinary share	0.38	(0.86)	(0.12)

Net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.61	(3.45)	(0.48)
ADS – diluted	1.54	(3.45)	(0.48)

Weighted average number of shares used in computing net income/(loss) per share
Ordinary share – basic	251,707,456	246,762,346	246,762,346
Ordinary share – diluted	264,369,709	246,762,346	246,762,346

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Net income/(loss) attributable to Zepp Health Corporation	101,488	(212,760)	(29,909)
Share-based compensation expenses	67,431	33,891	4,764
Adjusted net income/(loss) attributable to Zepp Health Corporation[2]	168,919	(178,869)	(25,145)

Adjusted net income/(loss) per share attributable to Zepp Health Corporation
Adjusted basic income/(loss) per ordinary share	0.67	(0.72)	(0.10)
Adjusted diluted income/(loss) per ordinary share	0.64	(0.72)	(0.10)

Adjusted net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	2.68	(2.90)	(0.41)
ADS – diluted	2.56	(2.90)	(0.41)

Weighted average number of shares used in computing adjusted net income/(loss) per share
Ordinary share – basic	251,707,456	246,762,346	246,762,346
Ordinary share – diluted	264,369,709	246,762,346	246,762,346

Share-based compensation expenses included are follows:
Selling and marketing	7,311	3,093	435
General and administrative	23,257	14,044	1,974
Research and development	36,863	16,754	2,355
Total	67,431	33,891	4,764